TIPGENIE, INC., dBA TipBrightly

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2021

(UNAUDITED)

TipBrightly

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
eBusiness Checking (1355)	3,650.38
eBusiness Checking (6904)	1,889.60
PayPal for TipGenie Expenses	108.74
TG Stripe Account	244.17
Total Bank Accounts	**$5,892.89**
Accounts Receivable	
Accounts Receivable (A/R)	354.25
Total Accounts Receivable	**$354.25**
Other Current Assets	
Working Capital	48,845.54
Total Other Current Assets	**$48,845.54**
Total Current Assets	**$55,092.68**
TOTAL ASSETS	**$55,092.68**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California State Board of Equalization Payable	39.38
EIDL Loan	1,000.00
Temporary receivable	0.00
Total Other Current Liabilities	**$1,039.38**
Total Current Liabilities	**$1,039.38**
Total Liabilities	**$1,039.38**
Equity	
Daniel Tauber Investment (SAFE)	26,200.00
Elle Investment	99,410.71
Employee and Advisors RSU Stock Purchase	24,975.00
Iris Bombelyn (Convertible Note)	10,000.00
Owner's Pay & Personal Expenses	-41,022.92
Retained Earnings	-54,145.40
Rustique Family Investment (SAFE)	20,000.00
Net Income	-31,364.09
Total Equity	**$54,053.30**
TOTAL LIABILITIES AND EQUITY	**$55,092.68**

TipBrightly
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
eBusiness Checking (1355)	16,336.22
eBusiness Checking (6904)	1,421.78
PayPal for TipGenie Expenses	706.46
TG Stripe Account	2,273.94
Total Bank Accounts	**$ 20,738.40**
Accounts Receivable	
Accounts Receivable (A/R)	2,963.34
Total Accounts Receivable	**$ 2,963.34**
Other Current Assets	
Undeposited Funds	0.00
Working Capital	57,881.64
Total Other Current Assets	**$ 57,881.64**
Total Current Assets	**$ 81,583.38**
TOTAL ASSETS	**$ 81,583.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California State Board of Equalization Payable	126.97
Customer payable	750.00
EIDL Loan	24,900.00
Out Of Scope Agency Payable	0.00
Temporary receivable	0.00
Total Other Current Liabilities	**$ 25,776.97**
Total Current Liabilities	**$ 25,776.97**
Total Liabilities	**$ 25,776.97**
Equity	
Daniel Tauber Investment (SAFE)	73,600.00
Rustique Family Investment (SAFE)	20,000.00
Judy Wise Investment (SAFE)	20,000.00
Iris Bombelyn (Convertible Note)	10,000.00
Suzanne Andrews Investment (SAFE)	5,000.00
Employee and Advisors RSU Stock Purchase	3,725.00
Elle Investment	78,000.00
Owner's Pay & Personal Expenses	-41,607.92
Retained Earnings	-85,509.49
Net Income	-27,401.18
Total Equity	**$ 55,806.41**
TOTAL LIABILITIES AND EQUITY	**$ 81,583.38**

TipBrightly

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	16,584.19
Total Income	**$16,584.19**
GROSS PROFIT	**$16,584.19**
Expenses	
Advertising & Marketing	1,517.81
Bank Charges & Fees	84.56
Business Services	6,135.19
Car & Truck	13.99
Computer and Internet Exp	1,167.01
Consulting	2,000.00
Continuing Education	39.19
Contractors	15,237.00
Dues and Subscriptions	2,247.10
Insurance	45.00
Job Supplies	134.06
Legal & Professional Services	9,195.00
Meals & Entertainment	183.41
Office Supplies & Software	3,237.36
Postage	29.48
Salaries & Wages	2,910.69
Taxes & Licenses	1,152.69
Travel	406.26
Uncategorized Expense	537.00
Website Expense	1,675.48
Total Expenses	**$47,948.28**
NET OPERATING INCOME	**$ -31,364.09**
NET INCOME	**$ -31,364.09**

TipBrightly

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	25,474.59
Total Income	**$25,474.59**
GROSS PROFIT	$25,474.59
Expenses	
Advertising & Marketing	2,160.36
Bank Charges & Fees	873.80
Business Services	1,370.29
Computer and Internet Exp	2,494.88
Consulting	2,500.00
Continuing Education	450.00
Contractors	10,175.08
Dues and Subscriptions	730.33
Gift Expense	100.00
Job Supplies	729.48
Legal & Professional Services	5,350.00
Office Supplies & Software	4,996.64
Postage	32.53
QuickBooks Payments Fees	162.48
Salaries & Wages	15,307.42
State Taxes	3,898.00
Travel	20.00
Utilities	500.00
Website Expense	1,024.48
Total Expenses	**$52,875.77**
NET OPERATING INCOME	$ -27,401.18
NET INCOME	$ -27,401.18

TipBrightly

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-31,364.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-354.25
California State Board of Equalization Payable	39.38
EIDL Loan	1,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**685.13**
Net cash provided by operating activities	**$ -30,678.96**
FINANCING ACTIVITIES	
Elle Investment	8,270.99
Employee and Advisors RSU Stock Purchase	2,250.00
Iris Bombelyn (Convertible Note)	10,000.00
Owner's Pay & Personal Expenses	-7,743.00
Net cash provided by financing activities	**$12,777.99**
NET CASH INCREASE FOR PERIOD	**$ -17,900.97**
Cash at beginning of period	23,793.86
CASH AT END OF PERIOD	**$5,892.89**

TipBrightly

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-27,401.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,609.09
Working Capital	-9,036.10
California State Board of Equalization Payable	87.59
Customer payable	750.00
EIDL Loan	23,900.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13,092.40**
Net cash provided by operating activities	**$ -14,308.78**
FINANCING ACTIVITIES	
Daniel Tauber Investment (SAFE)	47,400.00
Elle Investment	-21,410.71
Employee and Advisors RSU Stock Purchase	-21,250.00
Judy Wise Investment (SAFE)	20,000.00
Owner's Pay & Personal Expenses	-585.00
Suzanne Andrews Investment (SAFE)	5,000.00
Net cash provided by financing activities	**$29,154.29**
NET CASH INCREASE FOR PERIOD	**$14,845.51**
Cash at beginning of period	5,892.89
CASH AT END OF PERIOD	**$20,738.40**

TIPBRIGHTLY

STATEMENT OF EQUITY
31-Dec-20

EQUITY

Daniel Tauber Investment (SAFE)	$26,200.00
Elle Investment	$99,410.71
Employee and Advisors RSU Stock Purchase	$24,975.00
Iris Bombelyn (Convertible Note)	$10,000.00
Owner's Pay & Personal Expenses	$(41,022.92)
Retained Earnings	$(54,145.40)
Rustique Family Investment (SAFE)	$20,000.00
Net Income	$(31,364.09)
Total Equity	**$54,053.30**

TIPBRIGHTLY

STATEMENT OF EQUITY
31-Dec-21

EQUITY

Daniel Tauber Investment (SAFE)	$73,600.00
Rustique Family Investment (SAFE)	$20,000.00
Judy Wise Investment (SAFE)	$20,000.00
Iris Bombelyn (Convertible Note)	$10,000.00
Suzanne Andrews Investment (SAFE)	$5,000.00
Employee and Advisors RSU Stock Purchase	$3,725.00
Elle Investment	$78,000.00
Owner's Pay & Personal Expenses	$(41,607.92)
Retained Earnings	$(85,509.49)
Net Income	$(27,401.18)
Total Equity	**$55,806.41**

TipGenie, INC., dBA TipBrightly

NOTEs TO CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

DECEMBER 31, 2021

1. **Summary of Significant Accounting Policies**

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (September 21, 2015) through December 31, 2021.

TipGenie, Inc. was incorporated in the State of Delaware on September 21, 2015.

TipGenie, Inc, dba TipBrightly, has revolutionized cashless tipping and real time feedback for the hospitality industry with its easy to use web based mobile app and reporting dashboard, enabling a win-win-win for the ecosystem for businesses, employees and guests in an increasing contactless and cashless society. In a hospitality environment where guests expect high standards of service, and the cost of losing employees is very high in both financial and perception terms (negative online and social media reviews), the company provides an affordable and easy to use tool and service to increase earnings for employees, improve morale and retention for businesses, and allow guests who increasingly do not carry cash, to express their appreciate for the employees supporting their travel experience.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of TipGenie, Inc.
. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis.

Inventory

The company does not hold any inventory.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

The company has no concentration of credit risk. .

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $42,058.78 in revenue from January 1, 2020 through December 31, 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. The company has no Research and Development cost for tax year 2021.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date.

Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1. Summary of Significant Accounting Policies (continued)

Equity Based Compensation (continued)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:	
Office equipment	$ 0
Less: Accumulated depreciation	
Total	$0

4. Loans Receivable – Related Parties

The Company has not provided loans to related parties of the Company..

5. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is twelve million (12,000,000), consisting of twelve million shares of Class A Common Stock, $0.00001 par value per share As of December 31, 2021, 10,278,000 shares have been issued and are outstanding.

Preferred Stock

Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue

Equity Based Compensation

The equity-based compensation plan authorizes 1,785,000 stock options to be granted. Through Dec 31, 2021, the Company issued 63,000 of options to key service providers. The remaining are available for future issuance. These options have grant dates of October 2019 – February 2021, with expiration dates 10 years from the date of grant, thus from 2029 to 2031. The Company maintains seven different vesting schedules as summarized in the List below

1 2 Years (1/24th Monthly)
2 3 Years (1/36th Monthly)
3 4 Years (1/48th Monthly)
4 4 Years Monthly; 1 Year Cliff (1/48th) (25% at 1 yr clif)
5 Fully Vested
6 20% Vested Upon Issuance; 5 Years for Balance of Award (1/60th Monthly)
7 50% upon signing agreement 1/12 Monthly thereafter

.

6. Subsequent Events

In April, 2022, the Company's COVID-19 Economic Injury Disaster Loan (EIDL) loan amount was increased to $30,000 total.

The Company has evaluated subsequent events through April 30, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.